As filed with the Securities and Exchange Commission on July 14, 2005
Registration 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QLT Inc.
(Exact name of registrant as specified in its charter)

British Colombia, Canada	Not applicable
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
887 Great Northern Way
Vancouver, B.C. Canada V5T 4T5
(604) 707-7000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Paul J. Hastings
President and Chief Executive Officer
QLT Inc.
887 Great Northern Way
Vancouver, B.C. Canada V5T 4T5
(604) 707-7000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:
Evelyn Cruz Sroufe
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount	Offering	Aggregate	Registration
Securities to be Registered	to be Registered(1)	Price per Share(2)	Offering Price	Fee

Common Stock, no par value	1,000,000	$10.74	$10,740,000	$1,264.10

(1)	Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers additional shares of common stock that may be issued as a result of stock splits, stock dividends or similar events.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for the common stock of QLT Inc. on July 13, 2005, as reported on the Nasdaq Stock Market.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 14, 2005
PROSPECTUS
1,000,000 Shares
QLT INC.

Common Stock

        This prospectus relates to the public offering of 1,000,000 shares of our common stock by the selling shareholders identified on page      of this prospectus.
      The warrant exercised by the selling shareholders was originally issued to Elan International Services, Ltd. (EIS) and was exercisable for 1,000,000 shares of the common stock of Atrix Laboratories, Inc., a Delaware corporation (Atrix). EIS transferred the warrant to Elan Pharmaceutical Investments III, Ltd., who later transferred the warrant to Kings Road Investments Ltd. (Kings Road).
      On November 19, 2004, Atrix became our wholly owned subsidiary and, under Section 4(a) of the warrant, the warrant became exercisable for 1,000,000 shares of our common stock. Kings Road subsequently acquired the shares through the exercise of the warrant on January 3, 2005.
      We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders. The selling shareholders will bear all sales commissions and similar expenses. All other expenses in connection with this registration will be borne by us.
      Our common stock is traded in Canada on the Toronto Stock Exchange under the symbol “QLT” and in the U.S. on the Nasdaq Stock Market under the symbol “QLTI.” On July 13, 2005, the last sale price of our common stock was (1) $12.80 per share on the Toronto Stock Exchange and (2) $10.57 per share on the Nasdaq Stock Market.
      This prospectus and the letter of transmittal are first being mailed to all holders of the original notes on or about                     , 2005.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                     , 2005.

QLT INC.
      The following summary is qualified in its entirety by the more detailed information, including our consolidated financial statements and related notes, included in this prospectus and incorporated in this prospectus by reference. Unless the context otherwise requires, the terms “QLT”, “we”, “us” and “our” refer to QLT Inc., a British Columbia corporation.
      We are a global biopharmaceutical company dedicated to the discovery, development and commercialization of innovative therapies in the fields of ophthalmology, dermatology, oncology and urology. Our company was formed in 1981 under the laws of the Province of British Columbia, Canada.
      Our first commercial product was in the field of photodynamic therapy, or PDT, which uses photosensitizers (light activated drugs) in the treatment of disease. Our primary commercial product, Visudyne®, utilizes PDT to treat the eye disease known as wet-form age related macular degeneration, or wet AMD, the leading cause of blindness in people over the age of 55 in North America and Europe.
      In November 2004, we acquired Atrix Laboratories, Inc., or Atrix, a Fort Collins, Colorado based biopharmaceutical company focused on advanced drug delivery. With our acquisition of Atrix (now our wholly owned subsidiary QLT USA, Inc., or QLT USA) we have expanded and diversified our portfolio of approved products, products in development or under regulatory review, and proprietary technologies. In addition to our lead commercial product Visudyne, as a result of the Atrix acquisition, we now market, through commercial partners, the Eligard® group of products for the treatment of prostate cancer, a line of dermatology products and a line of dental products.
      Our efforts to increase our portfolio of marketed products are ongoing. We recently acquired marketing rights to Aczonetm, our topical acne product, following the termination of a Collaboration, Licensing and Supply agreement previously entered into between QLT USA and Astellas US LLC. We carry out research, pre-clinical and clinical projects in fields such as ophthalmology, dermatology, oncology and urology. We also conduct contract research and development work on product candidates of third parties from which we can potentially derive royalty and other revenues upon commercialization.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 which are based on our current expectations and projections. Words such as “anticipate,” “project,” “expect,” “forecast,” “outlook,” “plan,” “intend,” “estimate,” “should,” “may,” “assume,” “continue,” and variations of such words or similar expressions are intended to identify our forward-looking statements. Forward-looking statements include, but are not limited to, those in which we project or predict future results or events.
      We caution that actual outcomes and results may differ materially from those expressed in our forward-looking statements because such statements are predictions only and they are subject to a number of important risk factors and uncertainties. Risk factors and uncertainties which could cause actual results to differ from what is expressed or implied by our forward-looking statements are described in more detail under the heading “Risk Factors.” We encourage you to read those descriptions carefully. We caution investors not to place undue reliance on the forward-looking statements contained in this prospectus. These statements, like all statements in this prospectus, speak only as of the date of this prospectus, unless an earlier date is indicated, and, except as required by law and the rules and regulations of the SEC and Canadian regulatory authorities, we undertake no obligation to update or revise the statements.

ii

RISK FACTORS
      In addition to the other information included in this Registration Statement, you should consider carefully the following factors, which describe the risks, uncertainties and other factors that may materially and adversely affect our business, financial condition and operating results. We are identifying these as important factors that could cause actual events or our actual results to differ materially from those contained in any written or oral forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 made by us or on our behalf in this Registration Statement or elsewhere. We are relying upon the safe harbor for forward-looking statements and any such statements are qualified by reference to the cautionary statements set out elsewhere in this Registration Statement.

Our Future Operating Results Are Uncertain and Likely to Fluctuate.
      Until the fourth quarter of 2000, we had a history of operating losses. Although we were profitable for the years 2000-2003 and the first quarter of 2005 (2004 was impacted by a charge of $236.0 million for purchase of in-process research and development related to the Atrix acquisition — see Note 4 to the Financial Statements in our Form 10-K dated March 16, 2005), future operating performance and profitability are not certain. Our accumulated deficit at March 31, 2005 was approximately $158.5 million.
      Our operating results may fluctuate from period to period for a number of reasons. In budgeting our operating expenses, some of which are fixed in the short term, we assume that revenues will continue to grow. Even a relatively small revenue shortfall or a small increase in operating expenses may cause a period’s results to be below expectations. A revenue shortfall or increase in operating expenses could arise from any number of factors, such as:

•	lower than expected revenues from sales of Visudyne®, Eligard® or our other products;

•	changes in pricing strategies or reimbursement levels for Visudyne, Eligard or our other products;

•	seasonal fluctuations, particularly in the third quarter due to decreased demand for Visudyne in the summer months;

•	high levels of marketing expenses for Visudyne, such as may occur upon the launch of Visudyne in a new market;

•	fluctuations in currency exchange rates;

•	unfavorable outcome of pending patent-related litigation against the Company;

•	higher than expected operating expenses as a result of increased costs associated with the development or commercialization of Visudyne, Eligard and our other products and candidates, including increased costs associated with the further development and marketing of Aczonetm; and

•	increased operating expenses as a result of product, technology or other acquisitions or business combinations.

Future Sales of Visudyne®, Eligard® and our other products may be less than expected.
      Our prospects are dependent on the sales of our primary commercial product, Visudyne, and to a lesser extent those of Eligard and our other products. Our revenues to date have consisted largely of revenue from product sales of Visudyne. If sales of Visudyne, Eligard or our other products decline or fail to increase, it would have a material adverse effect on our business, financial condition and results of operations.
      A number of factors may affect the rate and breadth of market acceptance and continued use of our commercial products, including:

•	perceptions of physicians and patients regarding the safety and efficacy of our products;

•	patient and physician demand;

•	the results of product development efforts for new indications or additional market opportunities for Visudyne, Eligard, and our other products;

•	availability of sufficient commercial quantities of Visudyne, Eligard and our other products;

•	price changes for our products, and the price of our products relative to other drugs or competing treatments;

•	retreatment rates for Visudyne throughout the treatment process varying from the retreatment rates during clinical development;

•	the scope and timing of additional marketing approvals and favorable reimbursement programs for Visudyne, Eligard, and our other products;

•	adverse side effects or unfavorable publicity concerning Visudyne, Eligard or our other products;

•	a decline in the market for Visudyne, or incidence rates of wet AMD, such as might occur if preventative treatments currently in development are successful;

•	a decline in the markets for Eligard or our other products; or

•	a decline in reimbursement levels for our products;
as well as the other factors which are described in this section.

We may not be successful in addressing competition for Visudyne®, Eligard® or our other products.
      We may be unable to contend successfully with current or future competitors. The pharmaceutical and biotechnology industries are characterized by rapidly evolving technology and intense competition. Our competitors include major pharmaceutical and biopharmaceutical companies, many of which have access to financial, technical and marketing resources significantly greater than ours and substantially greater experience in developing and manufacturing products, conducting preclinical and clinical testing and obtaining regulatory approvals.
      We are aware of a number of competitors or potential competitors to Visudyne.
      Eyetech Pharmaceuticals, Inc., in partnership with Pfizer Inc. commercially launched its product Macugen® in January of 2005. Macugen has been approved by the FDA for the treatment of all forms of wet AMD. Macugen now competes with Visudyne. In June of 2005 Eyetech Pharmaceuticals announced its forecast of net product revenues from the sale of Macugen for 2005 of $175-190 million. The impact of sales of Macugen on sales of Visudyne is not presently estimable but may be material.
      In May of 2005 Alcon, Inc. announced that it received an approvable letter from the FDA, in response to its submission of an NDA for its product Retaane®, for the treatment of wet AMD. Alcon has also submitted European Marketing Authorization Applications for this product. Alcon has recently announced that it will be meeting with the FDA to discuss the approvable letter and the steps which may be necessary to gain final approval. It is possible that final approval could be obtained in time to allow Retaane to be competing with Visudyne as early as during 2005.
      Genentech, Inc., in collaboration with Novartis Pharma AG, is currently conducting two Phase III studies of its product Lucentis, for the treatment of AMD, as well as a Phase I/ II trial studying Lucentis in combination with Visudyne therapy. In May of 2005 Genentech announced preliminary data from its MARINA Phase III study evaluating Lucentis in the treatment of wet AMD. Genentech has announced that this study met its primary endpoint at one year, with vision maintained or improved in roughly 95% of patients, compared to 62% in the control arm. In late May of 2005 Genentech announced preliminary data from its phase I/ II study of Lucentis and Visudyne in combination, which showed that 90% of patients maintained or improved vision in combination therapy compared to 68% using Visudyne alone. Data from the other Phase III trial is expected in the fourth quarter of 2005. It is possible that Genentech could receive FDA approval for Lucentis for the treatment of AMD in time to allow the product to be commercially launched and competing with Visudyne as early during 2006.

      We are aware of a number of other competitors developing treatments for AMD including Iridex Corporation, Genaera Corporation and GenVec, Inc. Some of these treatments are in late-stage clinical development. We also believe that Visudyne could be competing against surgical or other treatments for AMD, including macular translocation, submacular surgery and laser photocoagulation, among others. If competing treatments for AMD are introduced to the market, Visudyne’s market share could be eroded or retreatment rates reduced. The terms of our agreement with Novartis Pharma AG, or Novartis, do not restrict Novartis from developing or commercializing, whether by itself or in collaboration with third parties, non-PDT products that could be competitive with our products that utilize PDT for ophthalmological indications, including Visudyne.
      There are a number of approved products on the market with which our Eligard products compete. These include AstraZeneca’s Zoladex® product, Bayer Pharmaceuticals Corporation’s Viadur® product, Watson Pharmaceuticals, Inc.’s Trelstar® product and TAP Pharmaceuticals, Inc.’s Lupron® product.
      Upon commercialization, our Aczonetm product will directly compete against several other prescription topical products for the treatment of acne. These include, but are not limited to, erythromycin/benzoyl peroxide, clindamycin/benzoyl peroxide, tretinoin, and adapalene products. Aczonetm will also compete indirectly with systemic prescription products and topical over-the-counter therapies.
      Competitors of our dental products include OraPharma, Inc., whose Arestintm product is used for the treatment of periodontal disease.
      We believe that certain competitors are conducting preclinical studies and clinical testing on their own or with certain third parties in various countries for a variety of diseases and medical conditions for which we have ongoing development programs. These companies may also be involved in competitive activities of which we are not aware.
      Each of our approved products faces competition and our products under regulatory review and in development will also face competition. Our industry is characterized by intense competition and new product innovation, which may limit our commercial opportunities, render our products obsolete or reduce our revenue.
      The pharmaceutical and biotechnology industries are highly competitive. We face intense competition from academic institutions, government agencies, research institutions and other biotechnology and pharmaceutical companies, including other drug delivery companies. Some of these competitors are also our collaborators. Our competitors are working to develop and market other drug delivery systems, vaccines, antibody therapies and other methods of preventing or reducing disease, and new small-molecule and other classes of drugs that can be used without a drug delivery system.
      We are aware of other products manufactured or under development by competitors that are used for the prevention and treatment of certain diseases that we have targeted for product development. The existence of these products, or other products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of our products.
      Many of our competitors have much greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we do. Many of them also have much more experience than we do in preclinical testing and clinical trials of new drugs and in obtaining FDA and foreign approvals. In addition, they may succeed in obtaining patents that would make it difficult or impossible for us to compete with their products.
      Because new product innovation can emerge unexpectedly in the biotechnology and pharmaceutical industries, the development by competitors of technologically improved or different products may make our products or product candidates obsolete or non-competitive.

The incidence of wet AMD might be reduced if therapies currently in development or currently available prevent or reduce the risk of development of wet AMD.
      We are aware of reports that a trial has been or is about to be initiated of a treatment for patients with the dry form of AMD who are at high risk of developing wet AMD, with the objective of preventing the occurrence of wet AMD. We are also aware of published reports of studies showing that supplemental vitamin therapies reduce the risk of development of wet AMD. If these studies show that new therapies are effective or if supplemental vitamin usage becomes common place in patients with dry AMD, the incidence of wet AMD, which often develops in patients initially diagnosed with dry AMD, might be reduced, and Visudyne sales and the Company’s revenues could be materially reduced.

If we are unable to preserve the commercial relationships which were formed by Atrix, we may not realize all of the anticipated benefits of the acquisition.
      The former Atrix established a number of commercial relationships with third parties that are individually or collectively important to the success of what is now QLT USA. For example, Atrix formed strategic relationships with collaborators to help it commercialize and market its products, such as its relationship with Sanofi-Aventis for the United States and Canadian commercialization and marketing of the Eligard products. If our relationship with those collaborators, such as MediGene AG (or MediGene), Sandoz Inc. (or Sandoz), or Sanofi-Aventis was impaired, it could delay the applicable collaboration program or result in expensive arbitration or litigation and QLT USA’s revenue may significantly decrease and our ability to develop and commercialize our technologies may be hindered.

We are dependent on third parties to market Visudyne® and Eligard®.
      A significant portion of our revenue depends on the efforts of Novartis to market and sell Visudyne. If Novartis does not dedicate sufficient resources to the promotion and sale of Visudyne, or if Novartis fails in its marketing efforts, or if marketing and distribution expenses are excessive, the revenues we receive from the sale of Visudyne would decrease and our business and operating results would be adversely affected. The agreement between us and Novartis pursuant to which Novartis markets and sells Visudyne has a term extending to 2014 and may be terminated by Novartis upon a default of the agreement by us or on 60 days’ notice.
      We have formed strategic relationships with a number of other collaborators to help us commercialize and market Eligard. Our revenues from Eligard and our dermatology and dental products are dependent on the efforts of our marketing partners in promoting and selling those products. If those partners do not dedicate sufficient resources to the promotion and sale of our products, the revenues we receive from sales of those products would decrease and our business and operating results would be adversely affected.

We are dependent on other third parties for the research, development, and commercialization of our products.
      Our strategy for the development and commercialization of our products includes entering into various arrangements with third parties and therefore is dependent on the subsequent success of these third parties in performing their responsibilities under such arrangements.
      Although we believe that parties to our collaborative arrangements have an economic incentive to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities generally are not under our control. We cannot predict whether such parties will perform their obligations as expected or whether significant revenue will be derived or sustained from such arrangements. To the extent such parties do not perform adequately under our various agreements with them, the development and commercialization of our products may be delayed, may become more costly to us or may be terminated, and may require us to expend significant amounts of time and money to find new collaborators and structure alternative arrangements. Disputes with a collaborator could delay a program on which we are working with the collaborator and could result in expensive arbitration or litigation, which may not be resolved in our favor.

In the field of photodynamic therapy, or PDT, we are dependent on the success and continued supply of third-party medical device companies with complementary light source and light delivery devices by third party suppliers.
      We currently depend on two third-party suppliers, Carl Zeiss-Meditic and Lumenis, to provide the laser light delivery devices for Visudyne therapy and to service such devices. Because PDT requires a light source, and in some instances a light delivery system, to be used in conjunction with our photosensitizers, we are dependent on the success of these medical device companies in placing and maintaining light sources with the appropriate medical facilities, in distributing the light delivery systems and servicing such systems as required. Carl Zeiss-Meditic and Lumenis supply such lasers to treating physicians directly, and neither QLT nor Novartis has a supply or distribution agreement with either Carl Zeiss-Meditic or Lumenis for the supply of such devices. The relationship between our Company and Novartis and such suppliers, under which we and Novartis provides support and assistance to such suppliers, is an informal collaboration only. If one or both of the medical device companies with whom we and Novartis have such collaborations cease to carry on business, or if, as a result of industry consolidation, financial down-turn or for other reasons, they no longer supply complementary light sources or light delivery systems or if they are unable to achieve the appropriate placements of light sources and ensure an uninterrupted supply and ongoing maintenance of light delivery systems to treating physicians, sales of Visudyne and our revenues from the sale of Visudyne may be adversely affected. We may not be able to secure additional or replacement arrangements with other satisfactory medical device companies to complement or replace the activities of our current providers.
      The expected lifecycle of the laser light delivery devices for Visudyne therapy is approximately five to eight years. Therefore, in the coming years, we expect that many of these lasers will need significant upgrades or will need to be replaced. Customers may decide not to invest in purchasing a new laser in light of emerging competitive therapies and this could negatively impact our future sales, possibly materially.

We may be unable to have manufactured or continue to have manufactured efficiently commercial quantities of Visudyne® or our other products in compliance with FDA and other regulatory requirements or our product specifications.
      We depend on several third parties in the U.S., Canada, Europe and Japan to manufacture Visudyne, and if such third parties fail to meet their respective contract commitments, we may not be able to supply or continue to supply commercial quantities of the product or conduct certain future clinical testing. We are dependent upon Raylo Chemicals Inc., Nippon Fine Chemicals and Parkedale Pharmaceuticals Inc. to manufacture Visudyne or components thereof. The agreement between us and Raylo Chemicals is in effect for a term ending January 1, 2008, after which it will renew for a further two years unless one party provides the other with 24 months advance notice of its intention not to renew. Our agreement with Nippon Fine Chemicals is in effect for a term ending on January 1, 2007. Our agreement with Parkedale Pharmaceuticals Inc. is in effect for a term expiring December 31, 2009. Although none of these agreements is terminable by the other party for convenience, if we were to commit a default under or breach of any of such agreements, the other party could terminate such agreement. We may be unable to renew such agreements after their expiry on terms which are commercially acceptable to us.
      Our ability to conduct clinical trials and commercialize Visudyne and our other products, either directly or in conjunction with others, depends, in large part, on our ability to have such products manufactured at a competitive cost and in accordance with FDA and other regulatory requirements as well as our product specifications. Our contract manufacturers’ manufacturing and quality procedures may not achieve or maintain compliance with applicable FDA and other regulatory standards or product specifications, and, even if they do, we may be unable to produce or continue to produce commercial quantities of Visudyne and our other products at an acceptable cost or margin.
      If current manufacturing processes are modified, or the source or location of our product supply is changed (voluntarily or involuntarily), regulatory authorities will require us to demonstrate that the material produced from the modified or new process or facility is equivalent to the material used in the clinical trials or products previously approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements or our product specifications. In many cases, prior approval by regulatory authorities may be required before any changes can be instituted.
      If our manufacturers produce one or more product batches which do not conform to FDA or other regulatory requirements, or our product specifications, or if they introduce changes to their manufacturing processes, our manufacturing expenses may increase materially, our product inventories may be reduced to unacceptable levels and/or our ability to meet demand for Visudyne may be detrimentally impacted, possibly materially. For example, during November 2003 two Visudyne batches did not pass quality inspection and product inventories and our results were negatively impacted by the associated accounting charge, although not materially. (See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Note 6” in “Notes to the Consolidated Financial Statements” in our Form 10-K dated March 16, 2005.)

We have limited experience in manufacturing products on a commercial scale, and if we are unable to produce enough Eligard® or the other products which we manufacture to meet market demands, this could cause a decrease in revenue.
      QLT USA completed the expansion of our manufacturing facility in the second quarter of 2003. Validation of the plant and equipment was completed during the third quarter of 2003. Certain areas of the plant were qualified by the FDA in 2004. We manufacture Eligard at this facility. Even though we have obtained FDA and other regulatory approval to do so, our manufacturing processes are subject to further review by other regulatory authorities, and continued review by the FDA and other regulatory authorities. If we modify our current manufacturing processes, the FDA and other regulatory authorities will require us to demonstrate that the material produced from the modified or new process or facility is equivalent to the material used in the clinical trials or products previously approved. Any such modifications to the manufacturing process or supply may not achieve or maintain compliance with the applicable regulatory requirements or our product specifications. In many cases, prior approval by regulatory authorities may be required before any changes can be instituted.
      In addition, later discovery of problems with our products or manufacturing processes could result in restrictions on such products or processes, including potential withdrawal of Eligard or other products from the market. If regulatory authorities determine that we have violated regulations or if they restrict, suspend or revoke our prior approvals, they could prohibit us from manufacturing or selling Eligard or other products until we comply, or indefinitely. In addition, if regulatory authorities determine that we have not complied with regulations in the research and development of a product candidate, then they may not approve the product candidate and we will not be able to market and sell it. If we were unable to market and sell our products or product candidates, our business and results of operations would be materially and adversely affected.
      There is also a risk that our manufacturing capabilities may not be sufficient to meet market demands for Eligard or that we may experience a disruption in our manufacturing processes. If we produce one more Eligard product batches which do not conform to FDA or other regulatory requirements, or our product specifications, our manufacturing expenses may increase materially, our Eligard product inventories may be reduced to unacceptable levels, or we may be unable to meet demand for Eligard. If we are unable to meet demand for Eligard for a significant period of time our business would be harmed materially.

We have a dependence on one contract manufacturer involved in the production of our Eligard® products.
      We currently outsource the sterile filling and “lyophilization,” also known as freeze drying, process of our Eligard products to Chesapeake Biological Laboratories, Inc., an approved contract manufacturer, and rely on this manufacturer for this highly specialized service. Our contract with Chesapeake Biological Laboratories is for a period of two years commencing January 23, 2004, and automatically renews for additional one-year terms unless either party provides notice on non-renewal more than 90 days prior to termination. If this vendor was to deteriorate or terminate, production of our Eligard products may be temporarily discontinued for several months. We currently have one other contract manufacturer as a back-up source for the sterile filling and lyophilization process should there be a disruption in our Eligard product supply chain. However, the

FDA would need to approve the change in the manufacturer of the sterile filling and lyophilization process for our Eligard products, which could take several months. Additionally, we and our partners have at least three months of inventory safety stock of Eligard products to meet near term future demands, should a disruption in the sterile filling and lyophilization process occur. To help address this risk, we have built our own sterile filling and lyophilization facility which received FDA approval to manufacture commercial product in December 2004.

The success of Visudyne®, Eligard® and our other products may be limited by governmental and other third-party payers.
      The continuing efforts of governmental and third-party payers to contain or reduce the costs of health care may negatively affect the sale of Visudyne, Eligard and our other products. Our ability to commercialize Visudyne and our other products successfully will depend in part on the timeliness of and the extent to which adequate reimbursement for the cost of such products and related treatments is obtained from government health administration authorities, private health insurers and other organizations in the U.S. and foreign markets. Product sales, attempts to gain market share or introductory pricing programs of our competitors could require us to lower our prices, which could adversely affect our results of operations. We may be unable to set or maintain price levels sufficient to realize an appropriate return on our investment in product development. Significant uncertainty exists as to the reimbursement status of newly approved therapeutic products or newly approved product indications.
      Third-party payers are challenging the price and cost-effectiveness of medical products and services, and the adoption of new legislation and regulations affecting the pricing of pharmaceuticals could further limit reimbursement for medical products and services. To the extent such governmental or private third-party payers introduce reimbursement changes which affect Visudyne or our current or future product candidates, sales of such products could be negatively affected. For example, the U.S. Congress recently introduced legislation that has changed the methodologies under which the Medicare program reimburses for office-administered therapies such as Visudyne. The Medicare Prescription Drug, Improvement, and Modernization Act of 2003 reduced the rate of reimbursement for Visudyne and certain other drugs by allowing reimbursement based on 85% of the average wholesale price, down from 95%. We obtained an exemption from this rate adjustment for 2004 only.
      There can be no assurance that any of our applications or re-applications for reimbursement for any of our products will result in approvals or that our current reimbursement approvals will not be reduced or reversed in whole or in part.

Our product sales are worldwide, and currency fluctuations may impair our reported financial results.
      Our products are marketed worldwide. For the three months ended March 31, 2005, approximately 41% of total Visudyne sales were in the U.S., with Europe and other markets responsible for the remaining 59%. We expect that international revenues will continue to account for a significant percentage of our revenues for the foreseeable future. A significant portion of our business is conducted in currencies other than the U.S. dollar, which is our reporting currency. The Canadian dollar is our functional currency and the U.S. dollar is the functional currency of our subsidiary, QLT USA. We recognize foreign currency gains or losses arising from our operations in the period incurred. As a result, currency fluctuations between the currencies in which we do business, particularly the U.S. dollar, the Euro, the Canadian dollar and the Swiss franc, have caused and could continue to cause significant foreign currency transaction gains and losses. We cannot predict the effects of exchange rate fluctuations on our future operating results because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates. We engage from time to time in currency hedging techniques to mitigate the impact of currency fluctuations on our financial results and cash flows, but we cannot be assured that our strategies will adequately protect our operating results or balance sheet from the full effects of exchange rate fluctuation.

We do not yet have a commercial infrastructure to market or sell pharmaceutical products and have limited experience directly selling products, which may adversely affect our ability to commercialize AczoneTM.
      QLT has not previously sold or marketed pharmaceutical products and does not currently have a sales force or any agreement with any provider of contract sales forces to market our products. We now hold worldwide commercialization rights to Aczone. Aczone was recently approved by the FDA for the treatment of acne vulgaris. The FDA approved label for Aczone requires that patients be pre-screened for a specific enzyme deficiency. Patients who have this enzyme deficiency will need to be monitored with regular blood counts. QLT has also agreed with the FDA to undertake a post-approval Phase IV study pertaining to this enzyme deficiency. That label restriction and the results of the Phase IV study, if and when completed, may limit the market potential for Aczone. We are presently considering our strategy as to how we wish to commercialize and further develop Aczone. If we decide to market Aczone ourselves, we will need to either hire a sales force or contract with a third party to provide a sales force to meet our needs. If we decide to market Aczone with or through a marketing partner, we will need to reach an agreement with that partner with respect to the commercialization of Aczone. We may be unable to establish marketing, sales and distribution capabilities or relationships necessary to commercialize and gain market acceptance for Aczone. Any of the above occurrences could harm or prevent sales of Aczone or could increase the costs and expenses of commercializing and marketing this product.

Our products in development may not achieve favorable results, may fail to achieve regulatory approvals or market acceptance, or may encounter difficulties with proprietary rights or manufacturing.
      Our success depends on our ability to successfully develop and obtain regulatory approval to market new pharmaceutical products. Development of a product requires substantial technical, financial and human resources even if such product development is not successfully completed. The outcome of the lengthy and complex process of new product development is inherently uncertain.
      Our potential products may appear to be promising at various stages of development yet fail to reach the market for a number of reasons, including:

•	lack of sufficient treatment benefit or unacceptable safety issues during preclinical studies or clinical trials;

•	lack of commercial market opportunity;

•	results from preclinical and early clinical studies not predictive of results obtained in large-scale clinical trials;

•	unfavorable data during a clinical trial causing us to determine that continuation of the trial is not warranted. For example, in May 2003, we halted our two Phase III studies of tariquidar in non-small cell lung cancer after a review of safety and efficacy data by the Independent Data Safety Monitoring Committee;

•	the FDA or other regulatory authorities suspending our clinical trials at any time if, among other reasons, it concludes that patients participating in such trials are being exposed to unacceptable health risks;

•	failure to receive necessary regulatory approvals after completion of clinical trials;

•	existence of conflicting proprietary rights of third parties;

•	inability to develop manufacturing methods that are efficient, cost-effective and capable of meeting stringent regulatory standards; and

•	other business imperatives causing us to curtail a particular development program.
      We might fail to obtain the additional regulatory approvals we are seeking to expand our product line and the indications for which our products are approved. Those approvals may be delayed, may not be obtained or may be more limited than anticipated. We may lose market opportunities resulting from delays and uncertainties in the regulatory approval process.

If we do not achieve our projected development goals in the time frames we announce and expect, the commercialization of our products may be delayed and, as a result, our business could be harmed.
      From time to time, we estimate the timing of the accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of scientific studies and clinical trials and the submission of regulatory filings. From time to time, we publicly announce the expected timing of some of these milestones. All of these milestones are based on a variety of assumptions. The actual timing of these milestones can vary dramatically compared to our estimates, or they might not be achieved, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, the commercialization of our products may be delayed and, as a result, our business could be harmed. Factors which could cause us to fail to achieve milestones in accordance with our projections include:

•	study results may vary from what had been predicted;

•	studies may take longer to enroll or conclude than projected;

•	unfavorable data during a clinical trial might cause us to determine that continuation of the trial is not warranted;

•	the FDA or other regulatory authorities might suspend our clinical trials at any time if, for example, it concludes that patients participating in such trials are being exposed to unacceptable health risks;

•	failure to receive necessary regulatory approvals after completion of clinical trials in a timely manner or at all; and

•	other business imperatives might cause us to delay or discontinue certain development activities.

Patient enrollment may not be adequate for our current trials or future clinical trials.
      Our future prospects could suffer if we fail to develop and maintain sufficient levels of patient enrollment in our current or future clinical trials. Our willingness and ability to complete clinical trials is dependent on, among other factors, the rate of patient enrollment, which is a function of many factors, including:

•	the nature of our clinical trial protocols or products;

•	the inability to secure regulatory approval to modify previously approved clinical trial protocols;

•	the existence of competing protocols;

•	the size and longevity of the target patient population;

•	the proximity of patients to clinical sites;

•	the eligibility criteria for the trials; and

•	the patient dropout rates for the trials.
      Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials, which could materially harm our future prospects.

Visudyne®, Eligard®, or our other products may exhibit adverse side effects that prevent their widespread adoption or that necessitate withdrawal from the market.
      Even after approval by the FDA and other regulatory authorities, Visudyne, Eligard, or our other products may later exhibit adverse side effects that prevent widespread use or necessitate withdrawal from the market. Undesirable side effects not previously observed during clinical trials could emerge in the future. The manifestation of such side effects could cause our business to suffer. In some cases, regulatory authorities may require labeling changes that could add warnings or restrict usage based on adverse side effects seen after marketing a drug.

We may face future product liability claims that may result from the sale of Visudyne®, Eligard® and our other products.
      The testing, manufacture, marketing and sale of human pharmaceutical products entail significant inherent risks of allegations of product liability. Our use of such products in clinical trials and our sale of Visudyne, Eligard and our other product candidates may expose us to liability claims allegedly resulting from the use of these products. These claims might be made directly by consumers, healthcare providers or others selling our products. We carry clinical trials and product liability insurance to cover certain claims that could arise during the clinical trials for our product candidates or during the commercial use of Visudyne, Eligard or our other products. Such coverage, and any coverage obtained in the future, may be inadequate to protect us in the event of a successful product liability claim, and we may not be able to increase the amount of such insurance or even renew it. A successful product liability claim could materially harm our business. In addition, substantial, complex or extended litigation could cause us to incur large expenditures and distract our management.

We may be unable to comply with ongoing regulatory requirements.
      Our commercial products and our products under development are subject to extensive and rigorous regulation for safety, efficacy and quality by the U.S. federal government, principally the FDA, and by state and local governments. To the extent Visudyne, Eligard, our other commercial products or products under development are marketed abroad; they are also subject to export requirements and to regulation by foreign governments. The regulatory clearance process is lengthy, expensive and uncertain. We may not be able to obtain, or continue to obtain, necessary regulatory clearances or approvals on a timely basis, or at all, for any of our commercial products or any of our products under development, and delays in receipt or failure to receive such clearances or approvals, the loss of previously received clearances or approvals, or failure to comply with existing or future regulatory requirements could materially harm our business.
      Drugs manufactured or distributed pursuant to the FDA’s approval are subject to pervasive and continuing regulation by the FDA, certain state agencies and various foreign governmental regulatory agencies such as the EMEA Manufacturers are subject to inspection by the FDA and those state agencies, and they must comply with the host of regulatory requirements that usually apply to drugs marketed in the U.S., including but not limited to the FDA’s labeling regulations, Good Manufacturing Practice requirements, adverse event reporting and the FDA’s general prohibitions against promoting products for unapproved or “off-label” uses. Our failure to comply with applicable requirements could result in sanctions being imposed on us. These sanctions could include warning letters, fines, product recalls or seizures, injunctions, refusals to permit products to be imported into or exported out of the U.S., FDA refusal to grant approval of drugs or to allow us to enter into governmental supply contracts, withdrawals of previously approved marketing applications and criminal prosecutions.
      We, our contract manufacturers, all of our subsuppliers, as well as the suppliers of the medical lasers required for Visudyne and other PDT therapy, are subject to numerous federal, state and local laws relating to such matters as safe working conditions, manufacturing practices, environmental protection, fire hazard control and disposal of hazardous or potentially hazardous substances. In addition, advertising and promotional materials relating to medical devices and drugs are, in certain instances, subject to regulation by the Federal Trade Commission or the FDA. We, our contract manufacturers, subsuppliers and laser suppliers may be required to incur significant costs to comply with such laws and regulations in the future, and such laws or regulations may materially harm our business. Unanticipated changes in existing regulatory requirements, the failure of us, our any of these manufacturers, subsuppliers or suppliers to comply with such requirements or the adoption of new requirements could materially harm our business.

Our business could suffer if we are unsuccessful in identifying, negotiating or integrating future acquisitions, business combinations or strategic alliances.
      From time to time, we may engage in negotiations to expand our operations and market presence by future product, technology or other acquisitions and business combinations, joint ventures or other strategic alliances with other companies. We may not be successful in identifying, initiating or completing such negotiations. Competition for attractive product acquisition or alliance targets can be intense, and there can be no guarantee that we will succeed in completing such transactions on terms which are acceptable to us. Even if we are successful in these negotiations, these transactions create risks, such as the difficulties in assimilating the operations and personnel of an acquired business; the potential disruption to our ongoing business, and the potential negative impact on our earnings. We may not succeed in addressing these risks. If we are not successful, our business could suffer.

We are a defendant in pending intellectual property and patent lawsuits that may require us to pay substantial royalties or damages, may subject us to other equitable relief or may otherwise seriously harm our business.
      We are a defendant in four lawsuits filed against us (see “Item 3. Legal Proceedings” in our Form 10-K dated March 16, 2005 and “Item 1. Legal Proceedings” in our Form 10-Q dated May 10, 2005). Although we believe that the claims of the plaintiffs in these lawsuits are without merit, these lawsuits may not ultimately be resolved in our favor. If they are not resolved in our favor, we may be obligated to pay damages, may be obligated to pay an additional royalty or damages for access to the inventions covered by claims in issued U.S. patents, may be subject to such equitable relief as a court may determine (which could include an injunction) or may be subject to a remedy combining some or all of the foregoing.

We may not be able to obtain and enforce effective patents to protect our proprietary rights from use by competitors, and patents of other companies could require us to stop using or pay to use required technology.
      We may not be able to obtain and enforce patents, to maintain trade secret protection for our technology and to operate without infringing on the proprietary rights of third parties. The extent to which we are unable to do so could materially harm our business.
      We have applied for and will continue to apply for patents for certain aspects of Visudyne and our other products and technology. Such applications may not result in the issuance of any patents, and any patents now held or that may be issued may not provide us with a preferred position with respect to any product or technology. It is possible that patents issued or licensed to us may be challenged successfully. In that event, to the extent a preferred position is conferred by such patents, any preferred position held by us would be lost. If we are unable to secure or to continue to maintain a preferred position, Visudyne and our other products could become subject to competition from the sale of generic products. In addition, we have an exclusive worldwide license from the University of British Columbia, or UBC, (see “Patents, Trademarks and Proprietary Rights” in our Form 10-K dated March 16, 2005) for all of the patents and know-how owned by UBC relating to verteporfin, QLT0074 and certain additional photosensitizers and their use as therapeutics or diagnostics. Under our license agreement with UBC, if we fail to make any required payments to UBC, UBC would have the right to terminate these licenses. Under our license agreement with Massachusetts General Hospital, or MGH (see “Patents, Trademarks and Proprietary Rights” in our Form 10-K dated March 16, 2005), MGH would have the right to terminate the license if we defaulted under the agreement and failed to cure such default within 60 days.
      Patents issued or licensed to us may be infringed by the products or processes of other parties. The cost of enforcing our patent rights against infringers, if such enforcement is required, could be significant, and the time demands could interfere with our normal operations.
      It is also possible that a court may find us to be infringing validly issued patents of third parties. In that event, in addition to the cost of defending the underlying suit for infringement, we may have to pay license fees and/or damages and may be enjoined from conducting certain activities. Obtaining licenses under third-party patents can be costly, and such licenses may not be available at all. Under such circumstances, we may need to materially alter our products or processes.
      Unpatented trade secrets, improvements, confidential know-how and continuing technological innovation are important to our scientific and commercial success. Although we attempt to and will continue to attempt to protect our proprietary information through reliance on trade secret laws and the use of confidentiality agreements with our corporate partners, collaborators, employees and consultants and other appropriate means, these measures may not effectively prevent disclosure of our proprietary information, and, in any event, others may develop independently, or obtain access to, the same or similar information.

We may need additional capital in the future, and our prospects for obtaining it are uncertain.
      Our business may not generate the cash necessary to fund our operations and anticipated growth. We expect that the funding requirements for our operating activities will continue to increase substantially in the future, primarily due to the expanded clinical testing of our other products. The amount required to fund additional operating expenses will also depend on other factors, including the status of competitive products, the success of our research and development programs, the extent and success of any collaborative research arrangements and the results of product, technology or other acquisitions or business combinations. We could seek additional funds in the future from a combination of sources, including product licensing, joint development and other financing arrangements. In addition, we may issue debt or equity securities if we determine that additional cash resources could be obtained under favorable conditions or if future development funding requirements cannot be satisfied with available cash resources. Additional capital may not be available on terms favorable to us, or at all. If adequate capital is unavailable, we may not be able to engage in desirable acquisition or in-licensing opportunities and may have to reduce substantially or eliminate expenditures for research, development, clinical testing, manufacturing and marketing for Visudyne and our other products. In March 2005, QLT announced the establishment of a share buyback program having certain parameters. As of July 14, 2005, QLT has purchased approximately 1.355 million of our common shares under the share buyback program on the open market. The price paid by QLT for the repurchase of its shares varied according to the market price at the time of purchase.

We are subject to environmental compliance risks.
      Our research, development and manufacturing areas involve the controlled use of hazardous chemicals, primarily flammable solvents, corrosives, and toxins. The biologic materials include microbiological cultures, animal tissue and serum samples. Some experimental and clinical materials include human source tissue or fluid samples. We are subject to federal, state/provincial and local government regulation in the conduct of business, including regulations on employee safety and handling and disposal of hazardous and radioactive materials. Any new regulation or change to an existing regulation could require it to implement costly capital or operating improvements for which we have not budgeted. If we do not comply with these regulations, we may be subject to fines and other liabilities.

Various provisions of our charter and our shareholder rights plan may have the effect of impeding a change in control, making removal of the present management more difficult or resulting in restrictions on the payment of dividends and other distributions to the shareholders.
      With shareholder approval, we have adopted a shareholder rights plan that will be in effect for six years commencing March 17, 2002. The general effect of the plan is to require anyone who seeks to acquire 20% or more of our outstanding common shares to make a bid complying with specific provisions included in the plan. In certain circumstances, holders of common shares may acquire additional shares of QLT (or those of the acquirer) at a 50% discount from the then-prevailing market price. The provisions of the plan could prevent or delay the acquisition of our company by means of a tender offer, a proxy contest or otherwise, making it more difficult for shareholders to receive any premium over the current market price that might be offered.
      Our authorized preference share capital is available for issuance from time to time at the discretion of our board of directors, without shareholder approval. Our charter grants the board of directors the authority, subject to the corporate laws of British Columbia, to determine or alter the rights, preferences, privileges and restrictions granted to or imposed on any wholly unissued series of preference shares, including any dividend rate, voting rights, conversion privileges or redemption or liquidation rights. The rights of any future series of preference shares could have an adverse effect on the holders of our common shares by delaying or preventing a change of control, making removal of the present management more difficult or resulting in restrictions on the payment of dividends and other distributions to the holders of common shares.

The market price of our common shares is extremely volatile.
      The stock prices of pharmaceutical and biopharmaceutical companies, including QLT, are extremely volatile, and it is likely that the market price of our common shares will continue to be highly volatile. Thus far during 2005, the closing market price of our common shares on NASDAQ has ranged from a high of $17.15 in January to a low of $10.19 in May. Our stock price could be subject to wide fluctuations in response to a number of factors, including:

•	announcements by us or our competitors of favorable product sales, significant acquisitions, strategic relationships, joint ventures or capital commitments;

•	announcements by us or our competitors of technological innovations or new commercial products;

•	results of clinical trials for our products under development;

•	developments relating to patents, proprietary rights and potential infringement;

•	expense and time associated with obtaining government approvals for marketing of Visudyne and our other products under development;

•	reimbursement policies of various government and third-party payers;

•	public concern over the safety of Visudyne, Eligard and our other products or those of our competitors;

•	changes in estimates of our revenue and operating results;

•	variances in our revenue or operating results from forecasts or projections;

•	recommendations of securities analysts regarding investment in our stock;

•	governmental reimbursement discussions, adverse developments in the litigation to which we are a party; and

•	factors beyond our control which affect the stock markets generally and which might materially and adversely affect our stock price, regardless of our operating performance, including, but not limited to, current political and economic events, market and industry trends and broad market fluctuations.
USE OF PROCEEDS
      The proceeds from the sale of the common stock offered in this prospectus are solely for the account of the selling shareholders. We will not receive any of the proceeds from such sale.

SELLING SHAREHOLDERS
      The following table sets forth information regarding the number of shares of our common stock beneficially owned by the selling shareholders as of June 13, 2005. The selling shareholders exercised a warrant for 1,000,000 shares of our common stock. The selling shareholders have not had a material relationship with us within the past three years. No estimate can be given as to the amount of our common stock that will be beneficially owned by the selling shareholders after completion of this offering because the selling shareholders may offer all, some or none of the shares of our common stock beneficially owned by them. The shares offered by this prospectus may be offered from time to time by the selling shareholders named below.

Number of Shares of
	Common Stock	Number of Shares of
	Beneficially Owned	Common Stock
	Prior to the Offering	Registered Herein

Kings Road Investments Ltd.*	1,000,000	1,000,000

*	Kings Road Investments Ltd., or Kings Road, is a wholly-owned subsidiary of Polygon Global Opportunities Master Fund, or the “Master Fund. The Master Fund is the holder of $6 million aggregate principal amount of our 3% Convertible Bonds due September 15, 2023. Polygon Investment Partners LLP, Polygon Investment Partners LP and Polygon Investments Ltd., the investment advisors of Kings Road and the Master Fund, and Alexander Jackson, Reade Griffith and Paddy Dear, share voting and investment power with respect to these securities with Kings Road and the Master Fund. Polygon Investment Partners LLP, Polygon Investment Partners LP, Polygon Investments Ltd., Alexander Jackson, Reade Griffith and Paddy Dear disclaim beneficial ownership of these securities.
PLAN OF DISTRIBUTION
      We are registering all 1,000,000 shares on behalf of the selling shareholders. The “selling shareholders,” as used herein, includes any of their pledgees, assignees, transferees and successors-in-interest. The selling shareholders may, from time to time, sell any or all of their shares of common stock on the Nasdaq Stock Market or any other stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholders will act independently from us in making decisions with respect to the timing, manner and size of each sale. We cannot guarantee that the selling shareholders will sell any or all of these shares. The selling shareholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	an agreement between one or more of the selling shareholders and one or more broker-dealers to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
      In connection with sales of such shares or otherwise, the selling shareholders may enter into hedging transactions in the course of which broker-dealers may engage in short sales, short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities with broker-dealers. The selling shareholders also may sell our common stock short and deliver the shares to close out such short positions. The selling shareholders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus, as supplemented or amended, to reflect such transaction. The selling shareholders also may loan or pledge the shares to a broker-dealer or an affiliate thereof, who may sell the loaned shares or, in an event of default in the case of a pledge, sell the pledged shares pursuant to this prospectus.
      The selling shareholders may from time to time pledge or grant a security interest in some or all of the shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors-in-interest as selling shareholders under this prospectus. The selling shareholders may also transfer the shares in other circumstances, in which case the transferees, pledgees or other successors-in-interest will be the selling beneficial owners for purposes of this prospectus.
      Broker-dealers engaged by the selling shareholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as an agent for the purchaser of the shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. The selling shareholders may agree to indemnify any agent, broker or dealer that participates in transactions involving the shares against certain liabilities, including liabilities arising under the Securities Act.
      At the time a particular offer of shares is made, a prospectus supplement, if required, will be delivered. Such prospectus supplement will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other items constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer and the proposed sales price to the public.
      The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.
      We are required to pay all fees and expenses incident to the registration of the shares.
      The selling shareholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus.
      The selling shareholders and other persons participating in the sale or distribution of the shares will be subject to the provisions of the Exchange Act and its associated rules and regulations. Regulation M of the Exchange Act may limit the timing of purchases and sales of the shares by the selling shareholders and any other person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities for a period of up to five business days before the distribution.
VALIDITY OF COMMON STOCK
      Certain legal matters in connection with the common stock offered by this prospectus have been passed upon for us by Perkins Coie LLP, Seattle, Washington.
EXPERTS
      The consolidated financial statements of QLT as of December 31, 2004 and 2003, and for each of the three years in the period ended December 31, 2004 and management’s report on the effectiveness of internal control over financial reporting, incorporated by reference in this prospectus by reference to the Annual

Report on Form 10-K for the year ended December 31, 2004 have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports incorporated by reference herein (which reports (1) express an unqualified opinion on the consolidated financial statements and include an explanatory paragraph referring that on March 14, 2005, such firm reported separately to the shareholders of QLT on the consolidated financial statements for the same periods, audited in accordance with Canadian generally accepted auditing standards and prepared in accordance with Canadian GAAP, and (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The consolidated financial statements of Atrix as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, which is incorporated by reference herein, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
PRO FORMA FINANCIAL DATA
      The following unaudited pro forma condensed consolidated statement of operations for QLT has been prepared to illustrate the acquisition of Atrix in a transaction accounted for as a purchase, with QLT treated as the acquirer. The unaudited pro forma condensed consolidated statement of operations combines the consolidated statements of operations of QLT and Atrix for the year ended December 31, 2004, giving effect to the acquisition as if it occurred on January 1, 2004 and reflecting only pro forma adjustments expected to have a continuing impact on the combined results. As Atrix was consolidated with QLT at December 31, 2004, no unaudited pro forma condensed consolidated balance sheet has been prepared.
      The unaudited pro forma condensed consolidated statement of operations is for informational purposes only. It does not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed date or for the period presented, or which may be realized in the future. The pro forma financial information does not reflect any potential operating efficiencies. The unaudited pro forma condensed consolidated statement of operations should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical consolidated financial statements, including the related notes, of QLT and Atrix covering this period, incorporated by reference into this prospectus.

QLT INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

	Year Ended December 31, 2004

		Atrix
		Pre-Merger	Atrix
		Operations	Pre-Merger
	QLT	for the Nine	Operations from
	Year Ended	Months Ended	October 1 to			QLT
	December 31,	September 30,	November 18,	Pro Forma		Pro Forma
	2004	2004	2004	Adjustments(3)		Consolidated

	(In thousands of United States Dollars, except shares and per share data)
Revenues
Net product revenue	$179,298	$16,945	$2,427	$—		$198,670
Net royalties	2,338	13,110	1,899	—		17,347
Contract research and development	4,436	13,684	1,632	—		19,752
Licensing, marketing rights, and milestones	—	6,472	1,321	(7,371	)(a)	422

	186,072	50,211	7,279	(7,371)		236,191

Cost and expenses
Cost of sales	33,377	13,236	2,310	1,016	(b)	49,939
Research and development	50,059	24,999	13,063	(10,867	)(c)	75,085
				(2,169	)(d)
Selling, general and administrative	17,464	8,284	3,276	(1,304	)(c)	25,946
				(251	)(d)
				(2,172	)(e)
				649	(f)
Depreciation	3,715	—	—	2,419	(d)	6,909
				775	(g)
Amortization of intangibles	852	—	—	6,632	(h)	7,484
Purchased in-process research and development	236,000	—	—	(236,000	)(i)	—

	341,467	46,519	18,649	(241,271)		165,362

Investment and other income (loss)
Net foreign exchange gains	837	348	(3)	—		1,182
Interest income	10,136	2,008	433	(7,123)		5,454
Interest expense	(6,261)	—	—	—		(6,261)
Other gains (losses)	1,905	648	46	—		2,599

	6,617	3,004	476	(7,123)		2,974

(Loss) income before income taxes	(148,778)	6,696	(10,894)	226,778		73,802
(Provision for) recovery of income taxes	(29,448)	—	—	5,706	(k)	(23,742)

(Loss) income before extraordinary gain	(178,226)	6,696	(10,894)	232,484		50,060
Extraordinary gain	12,517	—	—	—		12,517

Net (loss) income	(165,709)	6,696	(10,894)	232,484		62,577
Accretion of dividends and beneficial conversion feature charge on preferred stock	—	(1,459)	—	1,459	(l)	—
Allocation of undistributed earnings to participating preferred stock	—	(259)	—	259	(l)	—

Net (loss) income applicable to common shares	$(165,709)	$4,978	$(10,894)	$234,202		$62,577

Basic net (loss) income per common share
(Loss) income before extraordinary gain	$(2.43)	$0.24				$0.54
Extraordinary gain	0.17	—				0.14

Net (loss) income	$(2.26)	$0.24				$0.68
Diluted net (loss) income per common share
(Loss) income before extraordinary gain	$(2.43)	$0.22				$0.54
Extraordinary gain	0.17	—				0.12

Net (loss) income	$(2.26)	$0.22				$0.66
Weighted average number of common shares outstanding
Basic	73,240	21,009		(21,009	)(m)	91,809
				18,569	(m)
Diluted	73,240	22,303		(22,303	)(m)	102,249
				29,009	(m)

QLT INC.
NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(1)	Description of Transaction
      On June 14, 2004, QLT entered into an Agreement and Plan of Merger by and among QLT, Aspen Acquisition Corp. and Atrix (the “Merger Agreement”) under which QLT acquired Atrix in a transaction accounted for as a purchase under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of Atrix were recorded as of the acquisition date, at their fair values and added to those of QLT. The reported financial condition and results of operations of QLT after completion of the acquisition reflected these values. Under the terms of the merger agreement, each share of Atrix common stock outstanding at the closing of the merger was exchanged for 1.0 QLT common share, and $14.61 in cash. In addition, each option to purchase Atrix common stock that was outstanding on the closing date was assumed by QLT and therefore constituted an option to acquire QLT common shares. Each of these options is subject to the same terms and conditions that were in effect for the related Atrix options, except that, in general, options held by Atrix employees, consultants or board members immediately before the merger became vested at the time of the merger, and certain nonqualified stock options were amended immediately following the merger so that if the holder is terminated within twelve months after the merger, they are exercisable for a year (or, if earlier, until expiration of the options). The acquisition closed on November 19, 2004.

(2)	Purchase Price
      The aggregate consideration for the acquisition of Atrix was $870.5 million, which included $325.6 million in cash, acquisition related expenditures of $15.0 million, and the issuance of 22.3 million common shares of QLT Inc. In connection with the acquisition, we also assumed all of the outstanding options and warrants to purchase Atrix common shares and exchanged them for options to purchase our common shares. The total consideration paid for Atrix, including acquisition costs, was allocated based on management’s preliminary assessment as to the estimated fair values on the acquisition date. This preliminary assessment is subject to change upon the final determination of the fair value of the assets acquired and liabilities assumed.

(3)	Pro Forma Adjustments
      (a) To adjust revenue based on the fair value of Atrix’s deferred revenue at time of merger.
      (b) To increase cost of sales to reflect full year impact of the inventory step-up to fair value upon merger.
      (c) To eliminate non-recurring merger related compensation expenses related to terminated employees and accelerated vesting of stock options recorded by Atrix.
      (d) Certain Atrix amounts have been reclassified to conform with QLT’s presentation.
      (e) To eliminate the non-recurring legal and financial expenses associated with the merger transaction which have been expensed by Atrix.
      (f) To eliminate amounts related to the capitalization of Atrix’s pre-merger patent maintenance costs from capital in order to conform Atrix’s accounting policy to QLT’s accounting policy where patent filing costs are expensed as incurred.
      (g) To increase depreciation expense as a result of stepping up Atrix’s property, plant and equipment to fair value upon the merger.
      (h) To record full year of amortization of acquired intangibles.

QLT INC.
NOTES TO UNAUDITED PRO FORMA
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (i) To write-off the fair value of in-process research and development acquired in the merger. This is eliminated because this expense is directly attributable to the acquisition and will not have a continuing impact.
      (j) To eliminate the interest income on $326 million cash paid for the purchase of Atrix, assuming an interest rate of 2.5% for the period from January 1, 2004 to November 19, 2004.
      (k) To reflect the tax effect of the pro format adjustments (b), (g), (h) and (j) using applicable effective tax rates of 35% to 38%.
      (l) To eliminate the accretion of dividends, beneficial conversion feature charge and allocation of undistributed earnings on preferred stock due to the assumed conversion of the preferred stock to common stock immediately prior to the effective time of the acquisition.
      (m) Pro forma basic and diluted net (loss) income per common shares for the year ended December 31, 2004 are based upon the weighted average number of QLT common shares outstanding on December 31, 2004, adjusted to provide weight for the pre-merger period, from January 1 to November 18, 2004, to the 22.3 million common shares issued in relation to the Atrix acquisition. The dilutive impact of a warrant to purchase 1.0 million QLT common shares and Atrix stock options of 6.1 million common shares assumed as part of the Atrix acquisition is included in diluted net (loss) income per common share under the treasury stock method.
WHERE YOU CAN FIND MORE INFORMATION
      We file annual, quarterly and current reports and other information required by the Exchange Act with the SEC. You may read and copy any document we file at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on operation of the public reference room. Our SEC filings are also available to the public from the SEC’s Web site at: www.sec.gov. Our Internet address is www.qltinc.com. The information contained on our Web site is not included as a part of, or incorporated by reference into, this prospectus. We make available, free of charge, on our Web site, our annual report on Form 10-K, our quarterly reports on From 10-Q, our current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have electronically filed such material with, or furnished it to, the SEC. Statements contained in this prospectus concerning the provisions of any documents are necessarily summaries of those documents, and each statement is qualified in it entirety by reference to the copy of the document filed with the SEC.
      We have filed with the SEC a registration statement on Form S-3 under the Securities Act of 1933, as amended. This prospectus does not contain all the information in the registration statement. We have omitted parts of the registration statement, as permitted by the rules and regulations of the SEC. You may inspect and copy the registration statement, as amended, including exhibits, at the SEC’s public reference facilities or website. If we have filed any contract or other document as an exhibit to the registration statement or any other document incorporated by reference in the registration statement, you should read the exhibit for a more complete understanding of the document or matter involved. Each statement regarding a contract or other document is qualified in its entirety by reference to the actual document.
INFORMATION INCORPORATED BY REFERENCE
      The SEC allows us to “incorporate by reference” into this prospectus information included in documents that we have previously filed or may in the future file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered a part of this prospectus, and later information we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

•	our annual report on Form 10-K for the year ended December 31, 2004;

•	our quarterly report on Form 10-Q for the quarter ended March 31, 2005;

•	our current reports on Form 8-K filed on March 15, 2005, April 11, 2005, April 13, 2005, April 14, 2005, April 28, 2005 (with regard to Item 8.01), May 2, 2005, May 16, 2005, June 1, 2005, July 6, 2005, July 8, 2005, July 11, 2005 and July 14, 2005;

•	Atrix’s annual report on Form 10-K for the year ended December 31, 2003;

•	Atrix’s quarterly reports on Form 10-Q for the quarter ended September 30, 2004, June 30, 2004, March 31, 2004, September 30, 2003, June 30, 2003 and March 31, 2003;

•	the description of our common shares as set forth in the prospectus contained in our registration statement on Form F-1 filed on September 25, 1989; and

•	the description of our share purchase rights as set forth in our registration statement on Form 8-A filed on March 19, 2002, including any amendments or reports filed for the purpose of updating such description.
      You may obtain any of the documents incorporated by reference through the SEC or the SEC’s website as described above. You may also obtain copies of these documents, other than exhibits, free of charge by contacting our investor relations department at our principal offices, which are located at 887 Great Northern Way, Vancouver, B.C. Canada V5T 4T5, telephone number (604) 707-7000.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution
      The following table sets forth the costs and expenses, other than underwriting discounts payable, by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$1,264.10
Legal fees and expenses	25,000
Accounting fees and expenses	40,000
Miscellaneous fees and expenses	2,000

Total	$68,264.10

Item 15.	Indemnification of Directors and Officers
      The laws of British Columbia and QLT’s articles permit indemnification of its directors and officers against certain liabilities in certain circumstances, provided that the director or officer acted honestly and in good faith with a view to the best interests of the company.
Business Corporations Act
      The Business Corporations Act (British Columbia), or BCBCA, provides that a company may:

•	indemnify an eligible party against all eligible penalties, which include judgments, penalties or fines awarded or imposed in, or amounts paid in settlement of, an eligible proceeding, to which the eligible party is or may be liable; and/or

•	after the final disposition of an eligible proceeding, pay the expenses (which includes legal fees but excludes judgments, penalties, fines or amounts paid in settlement of a proceeding) actually and reasonably incurred by an eligible party in respect of that proceeding.
      However, after the final disposition of an eligible proceeding, a company is required to pay expenses actually and reasonably incurred by an eligible party in respect of that proceeding if the eligible party has not been reimbursed for those expenses, and is wholly successful, on the merits or otherwise, or is substantially successful on the merits, in the outcome of the proceeding. The BCBCA also provides that a company may pay the expenses as they are incurred in advance of the final disposition of an eligible proceeding if the company first receives from the eligible party a written undertaking that, if it is ultimately determined that the payment of expenses is prohibited under the BCBCA, the eligible party will repay the amounts advanced.
      For the purpose of the BCBCA, an “eligible person”, in relation to a company, means an individual who:

•	is or was a director or officer of the company;

•	is or was a director of another corporation at the time when the corporation is or was an affiliate of the company, or at the request of the company; or

•	at the request of the company, is or was, or holds or held a position equivalent to that of, a director or officer of a partnership, trust, joint venture or other unincorporated entity, and includes, with some exceptions, the heirs and personal or other legal representatives of that individual.
      An “eligible proceeding” under the BCBCA is one in which an eligible party or any of the heirs and personal or other legal representatives of the eligible party, by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation is or may be joined as a party, or is or may be liable for or in respect of a judgment, penalty or fine in, or expenses related to, the proceeding. A proceeding includes any legal proceeding or investigative action, whether current, threatened, pending or completed.
      Notwithstanding the foregoing, the BCBCA prohibits indemnifying an eligible party or paying the expenses of an eligible party:

•	if the indemnity or payment is made under an earlier agreement to indemnify or pay expenses and, at the time that the agreement was made, the company was prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•	if the indemnity or payment is made otherwise than under an earlier agreement and, at the time that the indemnity or payment is made, the company is prohibited from giving the indemnity or paying the expenses by its memorandum or articles;

•	if, in relation to the subject matter of the eligible proceeding, the eligible party did not act honestly and in good faith with a view to the best interests of the company or the associated corporation; or

•	in the case of an eligible proceeding other than a civil proceeding, if the eligible party did not have reasonable grounds for believing that the eligible party’s conduct in respect of which the proceeding was brought was lawful.
      Additionally, if an eligible proceeding is brought against an eligible party by or on behalf of the company or an associated corporation, the company must not indemnify the eligible party or pay the expenses of the eligible party in respect of the proceeding.
      Whether or not payment of expenses or indemnification has been sought, authorized or declined under the BCBCA, on the application of a company or an eligible party, the Supreme Court of British Columbia may do one or more of the following:

•	order a company to indemnify an eligible party against any liability incurred by the eligible party in respect of an eligible proceeding;

•	order a company to pay some or all of the expenses incurred by an eligible party in respect of an eligible proceeding;

•	order the enforcement of, or any payment under, an agreement of indemnification entered into by a company;

•	order a company to pay some or all of the expenses actually and reasonably incurred by any person in obtaining an order under this section; or

•	make any other order the court considers appropriate.
      The BCBCA provides that a company may purchase and maintain insurance for the benefit of an eligible party or the heirs and personal or other legal representatives of the eligible party against any liability that may be incurred by reason of the eligible party being or having been a director or officer of, or holding or having held a position equivalent to that of a director or officer of, the company or an associated corporation.
Articles of QLT
      Part 20 of QLT’s articles provide that QLT will indemnify a current or former director or officer of QLT and their respective heirs, personal representatives or other legal representatives in accordance with and to the extent permitted under the BCBCA. Expenses, including legal expenses, of a director or officer may be paid under that indemnity in advance of a final disposition of any matter that is the subject of the indemnity claim. In connection with that indemnity, the articles permit QLT to enter into indemnification agreements with our directors and officers. If permitted by the BCBCA, QLT also has the discretion under its articles to enter into indemnity agreements with any other person.
      QLT has entered into indemnity agreements with its directors and executive officers which provide, among other things, that, subject to any requirements that may exist under the BCBCA or QLT’s articles,

QLT will indemnify such director or officer, under the circumstances and to the extent specified, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings to which he or she is or may be made a party by reason of his or her position as a director or officer of QLT.
      QLT maintains directors’ and officers’ liability insurance coverage through a policy covering QLT and its subsidiaries, which has an annual aggregate policy limit of $50,000,000, subject to a corporate deductible of $150,000 per loss for all claims except securities claims for which the deductible is $1,000,000. This insurance provides coverage for indemnity payments made by QLT to its directors and officers as required or permitted by law for losses, including legal costs, incurred by officers and directors in their capacity as such. This policy also provides coverage directly to individual directors and officers if they are not indemnified by QLT. The insurance coverage for directors and officers has customary exclusions, including libel and slander, and those acts determined to be uninsurable under law, or deliberately fraudulent or dishonest or to have resulted in personal profit or advantage.

Item 16.	Exhibits

Exhibit
Number	Description

5.1	Opinion of Perkins Coie LLP

23.1	Consent of Deloitte & Touche LLP, independent registered chartered accountants

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.3	Consent of Perkins Coie LLP (see Exhibit 5.1)

24.1	Power of Attorney of certain directors and officers of the Registrant (contained on signature page)

Item 17.	Undertakings
      A. The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933:

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
      C. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
      Pursuant to the requirements of the Securities Act 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, Province of British Columbia, Canada on the 14th day of July, 2005.

QLT INC.

By:	/s/ Paul J. Hastings

Name: Paul J. Hastings

Title:	President and Chief Executive

Officer
POWER OF ATTORNEY
      Each person whose signature appears below authorizes and appoints Paul J. Hastings and Cameron Nelson, or either of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file with the SEC any and all amendments to this registration statement, including post-effective amendments and any related Rule 462(b) registration statement and any amendment thereto.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed on July 14, 2005, by the following persons in the capacities indicated below:

Signature	Title

/s/ Paul J. Hastings Paul J. Hastings	President, Chief Executive Officer and Director (Principal Executive Officer)

/s/ Cameron Nelson Cameron Nelson	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)

/s/ E. Duff Scott E. Duff Scott	Chairman of the Board of Directors and Director

/s/ C. Boyd Clarke C. Boyd Clarke	Director

/s/ Peter A. Crossgrove Peter A. Crossgrove	Director

/s/ Ronald D. Henriksen Ronald D. Henriksen	Director

/s/ Julia G. Levy Julia G. Levy	Director

Signature	Title

/s/ Alan C. Mendelson Alan C. Mendelson	Director

/s/ L. Jack Wood L. Jack Wood	Director

/s/ Richard R. Vietor Richard R. Vietor	Director

/s/ George J. Vuturo George J. Vuturo	Director

EXHIBIT INDEX

Exhibit
Number	Description

5.1	Opinion of Perkins Coie LLP

23.1	Consent of Deloitte & Touche LLP, independent registered chartered accountants

23.2	Consent of Deloitte & Touche LLP, independent registered public accounting firm

23.3	Consent of Perkins Coie LLP (see Exhibit 5.1)

24.1	Power of Attorney of certain directors and officers of the Registrant (contained on signature page)